May 5, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	Acceleration Request for Eastman Kodak Company

Registration Statement on Form S-3 (File No. 333-216006)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Eastman Kodak Company, a New Jersey corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 9:00 a.m. EDT on May 9, 2017 or as soon as possible thereafter.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eastman Kodak Company • 343 State Street • Rochester, NY 14650

Securities and Exchange Commission

May 5, 2017

Please do not hesitate to contact the undersigned at (585) 781-5824, or Ari B. Blaut of Sullivan & Cromwell LLP at (212) 558-1656, with any questions or comments with respect to this letter.

Sincerely,

/s/ Sharon E. Underberg
Sharon E. Underberg
General Counsel, Secretary and Senior Vice President

cc:	Ari B. Blaut

(Sullivan & Cromwell LLP)